August 16, 2021

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds (the “Registrant”)
Post-Effective Amendment No. 105 to the Registration Statement Filed on May 28, 2021
Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Post-Effective Amendment filed pursuant to Rule 485(a) with respect to Aberdeen International Sustainable Leaders Fund, Aberdeen Global Equity Impact Fund and Aberdeen Global High Income Fund that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in a telephone conversation with Brooke Clark and Louis Rosenbaum of Dechert LLP on July 14, 2021.

For your convenience, the substance of those comments has been restated below. The Registrant’s response to each comment is set out under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given to them in the Registration Statement.

PROSPECTUS

Comment No. 1:                                                         In the fees and expenses table for each Fund, please add a dividing line below Annual Fund Operating Expenses.

Response:                                                                                        The Registrant will revise the fee table accordingly.

Comment No. 2:                                                         Please revise footnote 3 to the fees and expenses table for each Fund because “Other Expenses” cannot be restated for new funds.

Response:                                                                                        The Registrant plans to update the fee table to reflect the Predecessor Funds’ expenses. The Registrant will include the following footnote for each fund:

It is anticipated that the Fund will acquire all of the assets and liabilities of a corresponding fund of the same name (the “Predecessor Fund”), a series of Aberdeen Investment Funds, in connection with a reorganization that is expected to close in the fourth quarter of 2021. The Predecessor Fund operated as a series of Aberdeen Investment Funds prior to the closing of the reorganization. Accordingly, “Other Expenses” have been restated to reflect estimated expenses expected to be incurred by the Fund for the current fiscal year. Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Limitations/Expense Reimbursements have also been restated to reflect current estimated expenses and do not correlate to the ratios of net and total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Predecessor Fund.

Comment No. 3:                                                         In the “Principal Strategies” of International Sustainable Leaders Fund and Global Equity Impact Fund, disclose how each Fund will approach relevant ESG proxy issues for portfolio holdings or, alternatively, supplementally explain why such disclosure is not required.

Response:                                                                                        The Registrant votes proxies consistent with its proxy voting policy, which delegates voting responsibility to the Adviser and Sub-adviser, as applicable. The Adviser and Sub-adviser have adopted proxy voting policies and procedures, which have been reviewed and approved by the Registrant’s Board, to ensure the proper and timely voting of the proxies on behalf of the Funds. A summary of the Adviser’s and Sub-adviser’s proxy voting policies and procedures are included as Appendix C to the Statement of Additional Information, in accordance with Item 17(f) of Form N-1A.  Accordingly, the Registrant believes that the existing level of disclosure is appropriate.

Comment No. 4:                                                         Please clarify what “sustainability” means in the following sentence: “In pursuing the Fund’s investment strategies, the Adviser employs a fundamental, bottom-up equity investment process, which is based on first-hand research and disciplined company evaluation and which takes into consideration the sustainability of the business in its broadest sense and the company’s ESG performance.” Page 1 notes that sustainable leaders are demonstrated through “their management of environmental, social and governance (“ESG”) risks and opportunities in accordance with the Adviser’s criteria.”

Response:                                                                                        In the aforementioned sentence, “sustainability” means the management of ESG risks and opportunities.

Comment No. 5:                                                         On page 2, please define “MSCI data.” Please also consider disclosing the corresponding principal risks of International Sustainable Leaders Fund’s use of MSCI data given that ESG data provided by third-party providers can vary significantly.

Response:                                                                                        The Registrant will modify the sentence to read: “Based on MSCI business involvement screening research, the Fund will not invest in companies that have: . . .”   The binary exclusions enumerated in the bullet points that follow this introductory sentence are MSCI screens. Whether or not a company passes such screens is based on information about each company as analyzed by MSCI.

As noted in response to comments from the Staff in our correspondence dated November 23, 2020, relating to Post-Effective Amendment No. 100 to the Trust’s Registration Statement filed on September 24, 2020, the Adviser primarily relies on third-party providers (such as MSCI) in connection with applying binary exclusions to determine which companies to exclude on the front-end of the Adviser’s investment process. The Adviser may consider third-party data providers’ ratings of individual companies as part of the portfolio management team’s process for evaluating companies for investment; however, the Adviser primarily relies on first-hand on-the-ground research of each company to determine such company’s ESG quality rating, which is a rating developed and assigned by the Adviser, not a third-party data provider. In addition to its substantive research and analysis of each company, the Adviser has its own proprietary quantitative-based house score which may consider third party ratings as one of its inputs. The quantitative-based house score is generated by a proprietary quantitative model created by the Adviser. The house score may inform part of the portfolio management team’s investment decisions but does not drive any decision whether to buy or sell a stock. Because the Adviser’s reliance on third-party data providers’ ratings is relatively limited, it does not believe that it forms part of the Fund’s principal strategies or principal risks, outside of the binary exclusions mentioned above and the existing disclosure in the Fund’s “Principal Risks” under “Sustainable Investing Risk.”

The Registrant notes that the Fund’s “Sustainable Investing Risk” disclosure includes the following:

In evaluating an issuer, the Adviser utilizes information and data obtained through voluntary or third-party reporting that may be incomplete, inaccurate or unavailable, which could cause the Adviser to incorrectly assess an issuer’s business practices with respect to the environment, social responsibility and corporate governance.

Comment No. 6:                                                         On page 2, please disclose what is meant by “an industry tie to controversial weapons.”

Response:                                                                                        Based on MSCI’s methodology document, this screen excludes “companies that have any ties to cluster munitions, landmines, biological / chemical weapons, depleted uranium weapons, blinding laser weapons, incendiary weapons, and/or non-detectable fragments.” Further, “any tie” means involvement at all levels, as determined by MSCI, “including companies that provide support systems and services, as well as those with indirect ties to weapons production through ownership.” “Any tie” also includes “direct involvement of producers and operators.”

The Registrant will update the disclosure on page 2 to read:

•                  an industry tie to (including companies that provide support systems and services, as well as those with direct (i.e., owners and producers) and indirect (i.e., parents and subsidiaries) involvement in) controversial weapons (cluster munitions, landmines, biological / chemical weapons, depleted uranium weapons, blinding laser weapons, incendiary weapons, and/or non-detectable fragments);

Comment No. 7:                                                         On page 2, please disclose what is meant by “unconventional oil and gas.” If applicable, please use the term “fracking.”

Response:                                                                                        Based on MSCI’s methodology, the “unconventional oil and gas” means “oil sands, oil shale (kerogen-rich deposits), shale gas, shale oil, coal seam gas, and coal bed methane. Excludes all types of conventional oil and gas productions.”

The Registrant will update the aforementioned bullet on page 2 to read:

•                  a revenue contribution of 10% or more from the extraction of unconventional oil and gas (including oil sands, oil shale (kerogen-rich deposits), shale gas, shale oil, coal seam gas, and coal bed methane and excluding conventional oil and gas productions); or

Comment No. 8:                                                         Please disclose whether ESG criteria applies to all investments made by International Sustainable Leaders Fund and Global Equity Impact Fund or to 80% of each Fund’s investments. Please also disclose, if accurate, that an investment could be made in an issuer that scores poorly on ESG criteria if the issuer scores highly on non-ESG quality factors considered.

Response:                                                                                        International Sustainable Leaders Fund’s ESG criteria will apply with respect to at least 80% of its assets under the Fund’s name test policy. Although the Fund does not intend, under normal circumstances, to invest in companies that are not considered sustainable leaders in accordance with the Adviser’s criteria, the Registrant respectfully notes that funds with 80% investment policies are generally not required to disclose whether such fund’s investment strategy applies to 100% of the fund’s assets and does not believe that sustainable strategy funds should be subject to a different standard. The Registrant notes that if it had a principal investment strategy to invest in companies that do not meet its sustainability criteria, it would disclose this fact as required by Item 4 of Form N-1A. The Registrant believes that the Fund’s principal investment strategies are clearly disclosed in accordance with Form N-1A and the Fund’s name policy. Accordingly, the Registrant has not revised the International Sustainable Leaders Fund’s disclosure.

Similarly, although that is not explicitly stated, the Global Equity Impact Fund intends to invest, under normal circumstances, substantially all of its assets in accordance with its impact strategy. The Registrant notes that if it had a principal investment strategy to invest in companies that do not meet its impact criteria, it would disclose this fact as required by Item 4 of Form N-1A. The Registrant believes that the Fund’s principal investment strategies are clearly disclosed in accordance with Form N-1A. Accordingly, the Registrant has not revised the Global Equity Impact Fund’s disclosure, except to clarify in response to the Staff’s Comment No. 17 further below that only those companies delivering positive outcomes for the environment or society will be selected for investment.

With respect to the second half of the Staff’s comment noted above, the International Sustainable Leaders Fund’s “Principal Strategies” state: “Companies eligible for investment by the Fund must be rated 3 or better by the Adviser on both the overall quality rating and ESG-quality rating (emphasis added).” As a result, it would not be accurate to say that an investment could be made in an issuer that scores poorly on ESG criteria if the issuer scores highly on non-ESG quality factors.

Comment No. 9:                                                         Please revise International Sustainable Leaders Fund’s 80% policy to reflect the term “sustainable leaders” in the Fund’s name and include a definition of “sustainable leaders.”

Response:                                                                                        Rule 35d-1 requires a fund to adopt an 80% test to the extent its name suggests a focus in a particular type of investment or investments or in a particular industry or group of industries. In this case, the use of the word “leaders” reflects the Fund’s principal investment strategies rather than any particular type of investment. As a result, the Registrant believes the Fund’s existing disclosure is appropriate.

Comment No. 10:                                                  Please revise the following sentence to list all equity securities in which International Sustainable Leaders Fund will principally invest: “Equity securities include, but are not limited to, common stock, preferred stock and depositary receipts.”

Response:                                                                                        The Fund’s disclosure includes a list of different types of equity securities for illustrative purposes. The current disclosure includes the types of equity securities that the Fund expects will be principal investments. For clarity, the Registrant will move the aforementioned sentence up, immediately following its 80% policy statement.

Comment No. 11:                                                  If a Fund’s investments will be focused in a single country or only a few countries in a particular geographic region at launch, please revise “Foreign Securities Risk” for each applicable Fund to disclose specific risks of that location.

Response:                                                                                        The Registrant does not expect the Funds’ investments to be focused in a single country or only a few countries at launch. Accordingly, the Registrant has not revised the Funds’ disclosure.

Comment No. 12:                                                  If a Fund’s investments will be focused in a specific economic sector at launch, please revise “Sector Risk” for each applicable Fund to disclose specific risks of that sector.

Response:                                                                                        The Registrant does not expect the International Sustainable Leader Fund’s investments to be focused in a specific economic sector at launch. Accordingly, the Registrant has not revised the Funds’ disclosure.

The Global Equity Impact Fund is anticipated to be heavily exposed to companies in the industrials sector. As a result, the Registrant will revise the Fund’s “Principal Strategies” to state: “The Fund may invest in securities of any market sector and may hold a significant amount of securities of companies, from time to time, within a single sector. The Fund currently anticipates that it will have significant exposure to the industrials sector.”

In addition, the Fund will add the following risk disclosure under “Sector Risk” in “Principal Risks”:

Industrials Sector Risk. The value of securities issued by companies in the industrials sector may be adversely affected by supply and demand related to their specific products or services and industrials sector products in general. The products of manufacturing companies may face obsolescence due to rapid technological developments and frequent new product introduction. Government regulations, world events, economic conditions and exchange rates may adversely affect the performance of companies in the industrials sector. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. The industrials sector may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors. Companies in the industrials sector, particularly aerospace and defense companies, may also be adversely affected by government spending policies because companies involved in this sector rely to a significant extent on government demand for their products and services.

Comment No. 13:                                                  Please revise the “Objective” of Global Equity Impact Fund to reflect the word “impact.”

Response:                                                                                        The Registrant respectfully declines to revise the Fund’s investment objective.

Comment No. 14:                                                  Please revise Global Equity Impact Fund’s 80% policy to reflect the use of the word “impact” in the Fund’s name in accordance with the Staff’s view that the word “impact” suggests ESG-type investing.

Response:                                                                                        Rule 35d-1 requires a fund to adopt an 80% test to the extent its name suggests a focus in a particular type of investment or investments, or in a particular industry or group of industries. In this case, the use of the word “impact” reflects the Fund’s principal investment strategies rather than any particular type of investment. Accordingly, the Registrant declines to revise its existing disclosure.

Comment No. 15:                                                  With respect to Global Equity Impact Fund, please disclose the Adviser’s due diligence practices in applying environmental and social impact practices for portfolio companies, including what underlying data the Adviser will review to determine whether a company meets the Fund’s environmental and social criteria.

Response:                                                                                        Following the last sentence in the “Principal Strategies” section, the Registrant will add:

In carrying out the Fund’s investment strategy, the Adviser combines the expert analysis of its equity teams with the insights of its environmental, social and governance (“ESG”) specialists. This allows the Adviser to assess a company’s alignment with the pillars. A company’s progress against each pillar is measured using the SDGs’ relevant key performance indicators (KPIs), linking the company’s ability to affect positive change in the context of these overarching global challenges. Engagement with company management teams is a part of the Adviser’s investment process and ongoing stewardship program. The Adviser’s process evaluates the ownership structures, governance and management quality of the companies.

Comment No. 16:                                                  If Global Equity Impact Fund will use a third-party data provider, please disclose in “Principal Strategies” the provider to be used and briefly describe the provider’s criteria and methodology. Please also consider disclosing any related principal risks of Global Equity Impact Fund’s use of third-party data providers given that ESG data provided by third-party providers can vary significantly.

Response:                                                                                        The Fund’s Adviser uses third party data providers in connection with applying certain screens as part of the Fund’s investment strategy.  The Fund will revise the “Principal Strategies” section to add:

In addition, a set of ESG-related exclusions will be applied which supports the sustainable development aims of the United Nations. Based on MSCI business involvement screening research, the Fund will seek to not invest in companies that have:

•                  failed to uphold one or more principles of the UN Global Compact;

•                  an industry tie to controversial weapons (cluster munitions, landmines, biological / chemical weapons, depleted uranium weapons, blinding laser weapons, incendiary weapons, and/or non-detectable fragments);

•                  an industry tie to nuclear weapons; or

•                  any revenue contribution from tobacco or are tobacco manufacturers.

“An industry tie” includes companies that provide support systems and services, as well as those with direct (i.e., owners and producers) and indirect (i.e., parents and subsidiaries) involvement in the activity.

The Adviser’s use of third party data in connection with the Fund’s impact investing strategy is similar to that of the International Sustainable Leaders Fund, discussed in response to Comment No. 5 above. Because the

Adviser’s reliance on third-party data providers’ ratings is relatively limited, it does not believe that it forms part of the Fund’s principal strategies, outside of the binary exclusions mentioned immediately above. The Registrant will add the following disclosure to “Impact Investing Risk” in the “Principal Risks” section:

In evaluating an issuer, the Adviser utilizes, in part, information and data obtained through voluntary or third-party reporting that may be incomplete, inaccurate or unavailable, which could cause the Adviser to incorrectly assess an issuer’s business practices with respect to the environment, social responsibility and corporate governance.

Comment No. 17:                                                  Impact funds often have an investment approach that seeks to promote measurable, reportable, environmental impact alongside or above a financial return. Please explain in “Principal Strategies” how “impact” in the name of Global Equity Impact Fund is not misleading if environmental and social impacts do not seem to be driving the selection of investments. For example, the disclosure suggests that an investment could be chosen based on fundamental factors and not based on environmental or social impacts. If that is not accurate, please revise the disclosure to clarify that only those companies delivering positive outcomes for the environment or society will be selected for investment.

Response:                                                                                        Environmental and social impacts drive the selection of the Fund’s investments. The second sentence of Fund’s “Principal Strategies” states: “The Fund invests in securities of companies that aim to create positive measurable environmental and/or social impacts.”  However, as the Fund’s disclosure suggests, such investments are not chosen without regard for the anticipated financial return to the Fund. The Fund’s disclosure describes that the Adviser uses both fundamental analysis and ESG criteria in selecting the investments of the Fund. The last paragraph under “Principal Strategies” begins: “The Adviser selects investments for the Fund based on an evaluation of the important factors that drive a company’s share price, as well as the company’s environmental and social impact practices (emphasis added).”  Accordingly, it would not be possible for the Adviser to choose investments based on fundamental factors alone and not based on environmental or social impacts.  Both are prerequisites for investment. The Registrant believes that the disclosure accurately describes the Fund’s impact investment strategy, however the Registrant will revise the disclosure to clarify that only those companies delivering positive outcomes for the environment or society will be selected for investment.

The last paragraph under “Principal Strategies” will be revised to read:

The Adviser selects investments for the Fund based on both: (i) an evaluation of the important factors that drive a company’s share price, as well as (ii) the company’s environmental and social impact practices.

In evaluating all companies, the Adviser employs a fundamental, bottom-up equity investment style. The style recognizes that the market is not efficient at pricing the fundamentals that drive a company’s share price when the company undergoes or faces a material change; therefore, the investment team focuses on securing and analyzing information about the fast-changing corporate prospects of companies, concentrating on the most important factors that drive the market price of the investment.

After an investment opportunity satisfies the Adviser’s evaluation of price and fundamental factors, the Adviser then assesses a company’s ability to deliver positive outcomes for the environment and society in nine areas or “pillars”: circular economy (i.e. optimal reuse of resources), sustainable energy, food and agriculture, water and sanitation, health and social care, financial inclusion, sustainable real estate and infrastructure, education and employment, and impact leaders (i.e. companies that help others achieve sustainable development goals). The Adviser generally aligns its impact assessment to the United Nations Sustainable Development Goals (“SDGs”).  Only those investments that meet the Adviser’s impact criteria are eligible for investment.

Comment No. 18:                                                  Please disclose in Global High Income Fund’s “Principal Strategies” the specific ESG considerations or factors that the Fund considers with regard to its investments. Alternatively, if ESG considerations and factors are not part of Global High Income Fund’s principal strategies, please remove the following from Global High Income Fund’s “Principal Strategies.”

The Adviser examines the material risks of an investment across a spectrum of considerations including financial metrics, regional and national conditions, industry specific factors and ESG (Environmental, Social and Governance) risks. ESG considerations are fully integrated across all asset classes. Although ESG investing is not a principal strategy of the Fund, the Adviser considers and assesses how these issues are managed and mitigated as well as the opportunities they might create for the issuer. The Fund seeks to invest in securities of issuers that are expected to exhibit stable to improving credit characteristics based on industry trends, company positioning, and management strategy, taking into account the potential positive impact of any restructurings or other corporate reorganizations. In addition, the Fund may invest in U.S. and non-U.S. Dollar denominated securities issued by foreign public or private sector entities, including those based in the emerging markets.

Response:                                                                                        Consideration of ESG factors is imbedded in the Adviser’s investment process, which is described in the summary section in response to Form N-1A Item 4(a), which summarizes Item 9(b)(2). However, the Fund is not an ESG focused fund. To avoid confusion with ESG-focused strategy funds, the Fund has included the language referenced in the Staff’s comment. The Registrant believes that the Adviser’s consideration of ESG factors as a component of its underlying investment process is an important element of how the Adviser intends to buy or sell securities for the Fund and, therefore, prefers to retain the sentence referenced by the Staff.

Comment No. 19:                                                  Please confirm that Global High Income Fund will look through private activity municipal debt whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which such instruments should be allocated for purposes of the Fund’s concentration policy.

Response:                                                                                        SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” The Fund will implement its concentration policy with respect to investments in any private activity municipal debt securities issued by non-governmental entities in a manner consistent with SEC Release No. IC-9785.

Comment No. 20:                                                  If Global High Income Fund invests in contingent convertibles, please disclose this in the Fund’s “Principal Strategies” and disclose corresponding risks in “Principal Risks.”

Response:                                                                                        The Fund does not have a principal strategy to invest in contingent convertibles. Accordingly, the Registrant has not modified the Fund’s disclosure.

Comment No. 21:                                                  Please clarify what “financial instruments” include in the following: “The Fund invests in financial instruments issued by corporations, banks, governments, government entities and supranational organizations.”

Response:                                                                                        The Registrant believes that “financial instruments” is commonly understood and, accordingly, declines to revise the Fund’s disclosure.

Comment No. 22:                                                  Please define “income trusts” in the following: “The Fund may invest in debt-like instruments (for example, structured notes and equity baskets) that provide exposure to equity markets or indices. The Fund may invest in preferred stocks, asset-backed securities, debt instruments convertible into common stock, income trusts, and swaps.”

Response:                                                                                        In describing debt-like instruments in its prospectus, Global High Income Fund provides investors a list of different types of debt-like instruments. “Income trusts” are included as part of this list for illustrative purposes and the fund does not have a principal strategy to invest in income trusts. Accordingly, the Registrant has not modified the Fund’s disclosure

Comment No. 23:                                                  If Global High Income Fund invests in covenant-lite loans, please reference this in the “Principal Strategies” and disclose corresponding risks in “Principal Risks.”

Response:                                                                                        The Fund does not have a principal strategy to invest in covenant-lite loans. Accordingly, the Registrant has not modified the Fund’s disclosure.

Comment No. 24:                                                  Please define “covered warrants” in the following: “The Fund may invest in equity warrants, index warrants, covered warrants, interest rate warrants and long term options of, or relating to, international issuers that trade on an exchange or over-the-counter (“OTC”).”

Response:                                                                                        “Covered warrants” are included as part of this list for illustrative purposes and Fund does not have a principal strategy to invest in covered warrants. Additional information about covered warrants is included in the Statement of Additional Information. Accordingly the Registrant has not modified the Fund’s disclosure.

Comment No. 25:                                                  Please consolidate the principal strategies of Global High Income Fund to be more concise and avoid repetition.

Response:                                                                                        The Registrant believes the current disclosure reasonably and clearly describes the Fund’s principal strategies.

Comment No. 26:                                                  Please delete the following: “Your financial intermediary may not have the capability to waive such sales charges or may have its own sales charge waiver policies.”

Response:                                                                                        This sentence relates to the fact that certain financial intermediaries have set forth their own sales charge waiver policies and disclosed in the section “Broker-Defined Sales Charge Waiver Policies.” Given these policies, the Registrant prefers to retain this language at this time.

Comment No. 27:                                                  Please insert the words “by check” after the words “recently purchased” in the following: “Payment for shares that you recently purchased may be delayed up to 10 business days from the purchase date to allow time for your payment to clear.”

Response:                                                                                        The Registrant will revise the disclosure accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment No. 28:                                                  Please confirm that the following disclosure is necessary or please delete:

For purposes of the fundamental policy restricting investments in an issuer if, as a result, 25% or more of the Fund’s total assets would be invested in the securities of issuers, the principal activities of which are in the same industry, each of the Funds will, as a non-fundamental policy, consider commercial mortgage and residential mortgage to be a single industry (notwithstanding the statement defining separate industries contained in the policy). In addition, notwithstanding the statement defining separate industries contained in the policy, each of the Funds may elect to consider certain of such industries as part of the same industry to be consistent with a third party industry classification system (e.g., BICS, GICS or Barclays Live), and may otherwise define industries consistent with applicable law and SEC guidance.

Response:                                                                                        The Funds will remove the aforementioned disclosure.

*                    *                     *                     *                    *

Should you have any questions concerning the above, please call the undersigned at (202) 261-3351.

Very truly yours,

/s/ Megan Johnson
Megan Johnson